EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Second Quarter and First Half 2013 Results

Netanya, Israel, August 29, 2013 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the second quarter and the six months ended June 30, 2013.

2013 Second quarter Results

Revenues totaled $5.2 million, a 3% increase when compared with  $5.0 million in the second quarter of 2012.

Gross Profit totaled $0.8 million, a 48% decrease when compared with $1.5 million in the second quarter of 2012.

Operating expenses totaled $1.2 million, a 17% decrease when compared with $1.5 million in the second quarter of 2012.

Financial Expenses totaled $459,000  a 54% increase when  compared with financial expenses of $296,000 in the second quarter of 2012.

As a result, the Company reported a net loss of $935,000, or $0.10 per share, for the second quarter of 2013 compared to a net loss of $321,000 or $0.04 per share, for the second quarter of 2012.

First Half 2013 Results

Revenues totaled $10.6 million, a 21% increase when compared with $8.74 million for the same period in 2012.

Gross profit totaled $1.6 million, a 34% decrease when compared with $2.5 million for the same period in 2012.

Operating expenses  totaled $2.8 million, a 9% decrease when compared with $3.1 million  for the same period in 2012

Financial expenses totaled $934,000,  a 69% increase when  compared with financial expenses of $552,000 for the same period in 2012.

As a result, the Company reported a net loss of $ 2,100,000 or $0.23 per share for the six months ended June 30, 2013, compared with a net loss of $1,159,000 or $0.12 per share, for the comparable period in 2012

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “The second quarter of 2013 was very similar to the first quarter. While our revenues were higher than the second quarter of last year, we had, like in the first quarter of this year, lower gross margin due to the mix of business in the quarter, which included a higher percentage of lower margin programs than last year. Our financial expenses have significantly increased when compared to the second quarter of 2012 because of the debt we incurred to finance our significant R&D efforts during the past years. On the other hand, we have continued to reduce our R&D spending as both our inertial navigation and radar products are mature and our focus is on business development and marketing activities around these two product lines. We have already secured four radar system contracts during the first six months of 2013 and we will be delivering our initial production radar systems during the third quarter of 2013.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of tactical land radar for force and border protection, inertial n navigation systems for air and land applications. and avionics systems and upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands, except per share data

ASSETS	June 30, 2013	December 31, 2012
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,306	$1,164
Restricted cash	1,358	1,311
Trade receivables (net of allowance for doubtful accounts of $ 38 and $ 15 at June 30, 2013 and at December 31, 2012 respectively)	3,055	5,381
Costs and estimated earnings in excess of billings on uncompleted contracts	2,622	1,748
Other accounts receivables and prepaid expenses	938	939
Inventories	6,085	7,272

Total current assets	15,364	17,815

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,167	1,160

PROPERTY, PLANT AND EQUIPMENT, NET	3,119	3,324

OTHER ASSET - GOODWILL	587	587

Total assets	$20,237	$22,886

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit and current maturities of long-term loans	2,236	$3,172
Trade payables	1,962	1,948
Convertible note from a shareholder	3,000	3,000
Loans from shareholders, net	3,848	3,968
Other accounts payable and accrued expenses	4,166	3,750

Total current liabilities	15,212	15,838

LONG-TERM LIABILITIES:
Accrued severance pay and other long term liability	545	519

Total long-term liabilities	545	519

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at June 30, 2013 and December 31, 2012; Issued and outstanding: 8,918,647 at June 30, 2013 and at December 31, 2012 respectively.	119	119
Additional paid-in capital	70,884	70,884
Accumulated other comprehensive income	520	468
Accumulated deficit	(67,665)	(65,565)

Total RADA shareholders’ equity	3,858	5,906
Noncontrolling interest	622	623
Total equity	4,480	6,529

Total liabilities and equity	$20,237	$22,886

CONSOLIDATED STATEMENTS OF OPERATIONS [fix formatting]

U.S. dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2013	2012	2013	2012	2012
	(Unaudited)				Audited

Revenues	$10,592	$8,739	$5,235	$5,067	$21,551

Cost of revenues	8,964	6,255	4,463	3,580	16,233

Gross profit	1,628	2,484	772	1,487	5,318

Operating expenses:
Research and development	816	1,323	337	673	2,423
Marketing and selling	985	700	438	313	1,664
General and administrative	1,006	1,070	485	524	2,243

Total operating expenses:	2,807	3,093	1,260	1,510	6,330

Operating loss	(1,179)	(609)	(488)	(23)	(1,012)
Financial expense, net	934	552	459	296	1,043

Consolidated loss	(2,113)	(1,161)	(947)	(319)	(2,055)

Less: Net (income) loss attributable to Non-controlling interest	13	2	12	(2)	4

Loss attributable to RADA shareholders	$(2,100)	$(1,159)	$(935)	$(321)	$(2,051)

Loss per share:

Weighted average number of Ordinary shares used for computing basic and diluted loss per share	8,918,647	8,918,647	8,918,647	8,918,647	8,918,647
Basic and diluted loss per share	$(0.23)	$(0.13)	$(0.10)	$(0.03)	$(0.23)